Exhibit 99.1

SolarBank Announces Results of Annual General and Special Meeting

Toronto, Ontario, December 13, 2024 — SolarBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: GY2) (“SolarBank” or the “Company”), an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA, reports that the nominees listed in the management information circular for the 2024 Annual General and Special Meeting of shareholders (the “Meeting”) were elected as directors of SolarBank. Detailed results of the vote for the election of directors held at the Annual General and Special Meeting on December 12, 2024 in Toronto, Ontario, are set out below:

	Votes for	% Votes for	Votes withheld	% Votes withheld
Dr. Richard Lu	4,970,780	99.99	457	0.01
Matthew Wayrynen	4,964,029	99.86	7,208	0.14
Paul Pasalic	4,970,751	99.99	486	0.01
Paul Sparkes	4,964,038	99.86	7,199	0.14
Chelsea Nickles	4,970,785	99.99	452	0.01

Shareholders at the Meeting also voted in favour of appointing ZH CPA, LLC as auditors, approving the Company’s Share Compensation Plan and all unallocated entitlements under the Share Compensation Plan, and approving a special resolution to authorize the board of directors of the Company to set the number of directors from time to time within the minimum and maximum number of directors set forth in the articles of the Company, in accordance with Section 125(3) of the Business Corporations Act (Ontario).

About SolarBank Corporation

To learn more about SolarBank, please visit www.solarbankcorp.com.

For further information, please contact:

SolarBank Corporation

Genny Nugent

Email: genny.nugent@solarbankcorp.com

Phone: 416.494.9559

CoreIR Investor Relations

Peter Seltzberg

Email: peters@coreir.com

Phone: 516.222.2560